UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-157854

UIL HOLDINGS CORPORATION

(Exact name of registrant as specified in its charter)

157 Church Street

New Haven, Connecticut 06510

(203) 499-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

4.625% Notes due 2020

(Title of each class of securities covered by this Form)

Common Stock, of no par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

4.625% Notes due 2020                                 38

Explanatory Note: On December 16, 2015, UIL Holdings Corporation completed a merger transaction under which UIL Holdings Corporation merged into Green Merger Sub, Inc., a wholly-owned direct subsidiary of Iberdrola USA, Inc. Following the merger, Green Merger Sub, Inc. (as successor in interest to UIL Holdings Corporation) was renamed UIL Holdings Corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, UIL Holdings Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 16, 2015	UIL Holdings Corporation

By:	/s/ Richard J. Nicholas
Name: Richard J. Nicholas
Title: Executive Vice President and Chief Financial Officer